Exhibit 99.6

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

To the Board of Directors of
Gammon Gold Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report of the Company’s internal control over financial reporting. Our report to the shareholders dated March 29, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the Company’s internal control over financial reporting in the financial statement auditors’ report.

/s/ KPMG LLP

Chartered Accountants
Halifax, Canada
March 29, 2008